September 11, 2024

David Michery
Chief Executive Officer
Mullen Automotive Inc.
1405 Pioneer Street
Brea, CA 92821

       Re: Mullen Automotive Inc.
           Registration Statement on Form S-1
           Filed September 6, 2024
           File No. 333-281994
Dear David Michery:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Patrick Fullem at 202-551-8337 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Katherine J. Blair